[LETTERHEAD OF KIRKPATRICK & LOCKHART NICHOLSON GRAHAM LLP]

Jeryl A. Bowers
310.552.5021
Fax: 310.552.5001
jbowers@klng.com

April 10, 2006

Via Edgar and Facsimile (202) 772-9217

Jeffrey P. Riedler
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
450 5th Street, N.W.
Washington D.C. 20549

Re	Berman Center, Inc.
Amendment No. 3 to Form SB-2 (File No. 333-126387)
Amendment No. 2 to Form 10-SB (File No. 000-19562)

Dear Mr. Riedler:

On behalf of Berman Center, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Amendment No. 3 to the Company’s registration statement on Form SB-2 (File No. 333-126387) (the “Registration Statement”) and Amendment No. 2 to the Company’s registration statement on Form 10-SB (the “Form 10-SB/A”). Under separate cover via courier, we are also sending courtesy copies of this letter, the Form 10-SB/A and the Registration Statement, which is marked to show changes from the Form SB-2 filed with the Securities and Exchange Commission (the “Commission”) on January 26, 2006, to you and each of the following members of the staff: Mary K. Fraser, Joseph Roesler, Joel Parker, and Suzanne Hayes. We have been advised that changes in the Registration Statement, as submitted herewith in electronic format, have been tagged.

The following consists of the Company’s responses to your comment letter dated February 17, 2006. For the convenience of the staff, each comment is repeated verbatim with Company’s response immediately following. In addition, please note that we have updated the financial information contained in the Registration Statement to be as of December 31, 2005.

Prospectus Summary, page 1

1.	Comment: Please provide factual support for the claim that Dr. Berman “is a leader researcher in the field of women’s sexual health.” In the alternative, delete the claim.

Response: We note your comment and have omitted the referenced statement.

Risk Factors — page 6

The market for clinical sexual function products and services, packaged together for women, is at an early stage and if market demand does not develop, we may not achieve or sustain revenue growth. —page 8

2.
Comment: We have considered your response to comment 18. The risk factor still does not identify what your marketing and sales efforts consist of and who carries them out. Please revise to briefly identify these activities and clarify if you have entered into marketing arrangements or if your employees conduct these activities. Provide a more detailed description of these activities in the discussion titled "Growth Strategies and Marketing" on page 34.

Response: We note your comments and have revised the risk factor and the discussion titled "Growth Strategies and Marketing" accordingly.

Mr. Jeffrey P. Riedler
April 10, 2006

3.
Comment: In the next to last sentence of the risk factor you now indicate that you intend to reduce the level of your expenditures on advertising and promotional activities. Please expand the disclosure to discuss the potential adverse impact of the reduced expenditures on your ability to increase market demand for your products and services.

Response: We note your comment and have revised the disclosure in the risk factor and the discussion titled “Growth Strategies and Marketing” accordingly.

Shares eligible for future sale may adversely affect the market price of our common stock, as the future sale of a substantial amount of our stock in the public marketplace could reduce the price of our common stock. — page 17

4.	Comment: Please revise this risk factor to discuss the impact of your status as a delinquent filer on the availability of Rule 144 for transactions in your securities.

Response: We note your comment and have revised the risk factor accordingly.

Selling Security Holders — page 21

5.
Comment: Please include Todd Ficeto and Florian Homm as selling securityholders in the table. The shares attributed to Mr. Ficeto should be those included in footnotes 9, 10, 11 and 12 and the shares attributed to Mr. Homm should be those included in footnotes 3, 13 and 14. Similar information should be included in the ownership table on page 53.

Response: We note your comment and have added Todd Ficeto and Florian Homm to the Selling Security Holders Table, attributing to Mr. Ficeto shares previously described under footnotes 9 through 12 and attributing to Mr. Homm shares previously described under footnotes 3, 13 and 14.

Business — page 26

6.
Comment: We note your response to comment 28. It is still not clear whether Berman Center or Dr. Berman received the revenues from the activities discussed under "Other Corporate Relationships" on page 31 or "Research and Clinical Trials" on page 34. Also, the discussion of your publishing activities does not disclose the costs involved in hiring the writer to assist Dr. Berman, or the costs of the research activities. Please revise to provide all of the information we previously requested, quantifying the disclosure where practicable.

Response: We note your comment and have revised the disclosures accordingly.

Executive Compensation - page 52

Mr. Jeffrey P. Riedler
April 10, 2006

7.	Please update the disclosure to include information for the fiscal year ended December 31, 2005.

Response: We note your comment and have revised the disclosure accordingly.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Revenue Recognition. page F-11

8.	Comment: We note your response to comment 41. Please revise the notes to the financial statements to disclose your accounting policy for advertising revenue.

Response: We note your comment and have added a disclosure to “Note 5 - Summary Of Significant Accounting Policies—Revenue Recognition” to the financial statements regarding the Company’s advertising revenue.

General

9.	Comment: We have read your response to comment 44. Please confirm to us that you will revise your Form 10SB filed on January 26, 2005 to reflect the changes to your SB-2, as applicable.

Response: We note your comment and have revised and filed the Form 10SB concurrently with the Form SB-2.

Please do not hesitate to contact the undersigned with any questions.

Sincerely,

/s/ Jeryl A. Bowers

Jeryl A. Bowers

cc:	Mary K. Fraser, Esq.
Joseph Roesler
Suzanne Hayes
Joel Parker
Samuel Chapman
William McDunn